U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 30, 2002

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

SADIA S.A.

By ______________________________

Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

INDEX of EXHIBITS

EXHIBIT	DESCRIPTION
1	Quarterly Financial Information, three months ended March 31, 2002 and 2001 with Special Review Report of Independent Auditors

Exhibit 1

Quarterly Financial Information, three months ended March 31, 2002 and 2001 with Special Review Report of Independent Auditors

Quarterly Financial Information

Sadia S.A.

Three months ended March 31, 2002 and 2001
with Special Review Report of Independent Auditors

SADIA S.A.

QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)
Three months ended March 31, 2002 and 2001

Contents

Special Review Report of Independent Auditors 1

Reviewed Quarterly Financial Information

Balance Sheets 2
Statements of Income 4
Notes to Quarterly Financial Information 5

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices originating in Brazil's Corporation Law and specific norms issued by IBRACON, CFC and CVM

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sadia S.A.

We have performed a special review of the quarterly financial information - ITR of Sadia S.A. and Sadia S.A. and subsidiaries for the quarter ended March 31, 2002, including the balance sheets and statements of income of Sadia S.A. and Sadia S.A. and subsidiaries, prepared in conformity with Brazil's Corporation Law.

Our review was performed in accordance with specific norms established by the Brazilian Institute of Independent Auditors - IBRACON, together with the Federal Accounting Council and mainly comprised: (a) inquiries of and interviews with the professionals responsible for the accounting, financial and operating areas of the Company, about the main criteria adopted to prepare the quarterly financial information; and (b) reviews of the information and subsequent events which have or could come to have significant effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any significant adjustment to be made in the quarterly financial information referred to above for it to be in line with the accounting practices originating in Brazil's Corporation Law, applied consistently with the specific norms issued by the Brazilian Securities Commission - CVM for the preparation of quarterly financial information - ITR.

ERNST & YOUNG
Auditores Independentes S.C.
CRC 2SP015199/O6

Sergio Ricardo Romani
Partner

São Paulo, Brazil
April 30, 2002

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices originating in Brazil's Corporation Law and specific norms issued by IBRACON, CFC and CVM

SADIA S.A.

BALANCE SHEETS
March 31, 2002 and December 31, 2001
(In thousands of reais)
(Unaudited)

	Company		Consolidated	
	March 31	**December 31**	**March 31**	**December 31**
Assets				
Current assets:				
Cash	**36,720**	28,628	**43,019**	45,930
Financial investments	**177,064**	216,678	**297,069**	308,608
Trade accounts receivable - domestic market	**167,134**	192,917	**164,630**	208,615
Trade accounts receivable - foreign market	**263,457**	278,892	**185,182**	186,915
Allowance for doubtful accounts	**(16,782)**	(13,018)	**(22,565)**	(20,622)
Recoverable taxes	**34,409**	33,169	**67,783**	60,334
Inventories	**532,273**	511,068	**674,927**	661,637
Other receivables	**45,149**	47,580	**67,752**	69,183
Assets available for sale	**11,707**	13,886	**35,799**	33,980
Prepaid expenses	**4,249**	5,135	**5,552**	5,935
Deferred tax credits	**20,055**	20,178	**26,262**	43,470
Total current assets	**1,275,435**	1,335,113	**1,545,410**	1,603,985
Noncurrent assets:				
Marketable securities	**45,725**	43,679	**612,896**	611,850
Compulsory loans – Eletrobrás	**485**	485	**485**	485
Deposits in court	**55,993**	55,819	**56,835**	56,713
Pension plan	**51,084**	51,084	**51,084**	51,084
Recoverable taxes	**24,829**	24,709	**27,766**	28,272
Deferred tax credits	**58,487**	45,349	**63,762**	50,154
Other receivables	**13,927**	14,720	**17,122**	17,917
	250,530	235,845	**829,950**	816,475
Permanent assets:				
Investments	**687,858**	640,271	**11,487**	11,331
Property, plant and equipment	**571,000**	579,045	**872,227**	891,502
Deferred charges	**126,757**	131,752	**130,187**	134,025
	1,385,615	1,351,068	**1,013,901**	1,036,858
Total assets	**2,911,580**	2,922,026	**3,389,261**	3,457,318

	Company		Consolidated	
	March 31	**December 31**	**March 31**	**December 31**
Liabilities and shareholders' equity				
Current liabilities:				
Loans and financing	**345,091**	447,707	**845,924**	929,461
Trade accounts payable	**312,831**	225,007	**194,763**	175,752
Advances from customers	**14,913**	17,139	**1,215**	2,163
Salaries and social charges payable	**9,251**	10,300	**11,047**	12,748
Taxes payable	**17,625**	32,752	**22,049**	37,934
Dividends	**255**	52,793	**255**	52,793
Accrual for vacations	**32,258**	30,081	**38,937**	36,122
Other payables	**65,489**	72,182	**72,967**	89,631
Total current liabilities	**797,713**	887,961	**1,187,157**	1,336,604
Noncurrent liabilities:				
Due to affiliated companies	**7,093**	16,505	**-**	-
Loans and financing	**865,157**	794,946	**941,231**	889,767
Taxes payable	**38,610**	39,543	**39,427**	40,411
Provision for contingencies	**43,626**	39,874	**60,563**	56,789
Provision for loss on investments	**-**	11.111	**-**	-
Deferred taxes	**6,431**	6,431	**6,431**	6,431
Other payables	**3,415**	4.056	**4,416**	5,184
	964,332	912,466	**1,052,068**	998,582
Minority interest in subsidiaries	**-**	-	**501**	533
Shareholders' equity:				
Capital	**700,000**	700,000	**700,000**	700,000
Income reserves	**308,954**	308,954	**308,954**	308,954
Treasury shares	**(198)**	(198)	**(198)**	(198)
Retained earnings	**140,779**	112,843	**140,779**	112,843
	1,149,535	1,121,599	**1,149,535**	1,121,599
Total liabilities and shareholders' equity	**2,911,580**	2,922,026	**3,389,261**	3,457,318

See accompanying notes.

SADIA S.A.

STATEMENTS OF INCOME
Periods ended March 31, 2002 and 2001
(In thousands of reais)
UNAUDITED

	Company		Consolidated	
	Three months ended 3/31/2002	Three months ended 3/31/2001	Three months ended 3/31/2002	Three months ended 3/31/2001
Gross operating revenue:				
Domestic market	567,669	496,068	608,287	565,640
Foreign market	337,257	244,136	373,041	282,069
	904,926	740,204	981,328	847,709
Sales deductions:	(84,707)	(80,370)	(104,778)	(102,067)
Net operating revenue	820,219	659,834	876,550	745,642
Cost of goods sold	(660,117)	(476,638)	(632,861)	(526,039)
Gross profit	160,102	183,196	243,689	219,603
Selling expenses	(149,997)	(118,385)	(174,851)	(145,880)
Management compensation	(2,088)	(1,997)	(2,088)	(1,997)
General and administrative expenses	(9,569)	(8,250)	(10,242)	(9,892)
Other operating income (expense)	(6,999)	193	(4,082)	(1,520)
Financial income (expense), net	(22,711)	(78,618)	(38,182)	(71,304)
Equity pickup	46,382	22,956	15,814	6,972
Operating income	15,120	(905)	30,058	(4,018)
Nonoperating income (expense)	(199)	1,268	1,921	3,741
Income before income and social contribution taxes	14,921	363	31,979	(277)
Current income and social contribution taxes	-	-	(475)	(198)
Deferred income and social contribution taxes	13,015	8,500	(3,600)	9,244
Income before minority interest	27,936	8,863	27,904	8,769
Minority interest in subsidiaries	-	-	32	94
Net income	27,936	8,863	27,936	8,863

SADIA S.A.

NOTES TO QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(UNAUDITED)

1. Operations

The Company's principal business purpose is the production and distribution of poultry and pork products. The Company's operations are organized in three major segments; namely: industrialized products, poultry (chickens and turkeys) and pork. The industrialized products segment has been the principal focal point of the Company's investments in the last years and comprises products such as refrigerated pizzas and pasta, frozen food, margarine, industrialized poultry and pork by-products, breaded products, a diet line and products sold sliced and in portions.

With a view to increasing its market share in Brazil and abroad, the Company has been making new partnerships involving the participation in new companies, as well as commercial agreements in Brazil and abroad.

In September 2001, the Company's Board of Directors authorized capital increase of R$86,750 for centralizing the production of poultry (chickens and turkeys) for exports at the subsidiary Granja Rezende S.A. by means of transfer of property, plant and equipment in the amount of R$43,126 and inventories of R$43,583 from subsidiaries Dois Vizinhos and Francisco Beltrão (PR), plus a cash payment of R$ 41.

2. Preparation and Presentation of the Quarterly Financial Information

The Quarterly Financial Information is the responsibility of the Company's management and was prepared in compliance with the provisions of Brazil's Corporation Law and the norms of the Brazilian Securities Commission – CVM, which are in line with the practices adopted in preparing the annual financial statements.

3. Summary of the Principal Accounting Practices

a) Operating results

Income and expenses are recognized on the accrual basis.

b) Financial investments

Financial investments in local currency comprise principally investment funds and National Treasury securities recorded at cost plus earnings to the balance sheet date, not exceeding market value. Financial investments in foreign currency refer basically to Brazil C Bearer Bonds, Brazil Global 09 and National Treasury Notes recorded at acquisition cost plus interest earned and the realization of the investment discount based on the time between acquisition and maturity. These notes are classified based on the respective expected redemption.

3. Summary of the Principal Accounting Practices (Continued)

c) Allowance for doubtful accounts

The allowance for doubtful accounts is calculated based on estimated losses in an amount considered sufficient to cover possible losses on receivables.

d) Inventories

Are stated at average acquisition or production cost, not exceeding replacement or realizable value.

e) Investments

Investments in subsidiaries are valued by the equity method in the Company's statements, based on their equities on the same date and applying the same accounting practices. The gains or losses due to changes in the participation percentages are presented in nonoperating results.

Quarterly information of foreign subsidiaries is translated to Brazilian reais, based on the following criteria:

a) Balance sheet accounts at the exchange rate at the end of the period.
b) Statement of income accounts at the exchange rate at the end of each month.

Other investments are stated at acquisition cost, inflation adjusted until December 31, 1995, reduced by an adjustment to cover losses considered permanent.

f) Property, plant and equipment

Are stated at acquisition or construction cost, less accumulated depreciation, inflation adjusted until December 31, 1995. Depreciation is computed by the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as shown in Note 8.

Interest incurred on construction projects financing, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

g) Deferred charges

Represent preoperating costs incurred in the implantation of management software, plant expansion and modernization, amortizable over a 5-year period as of the start of production.

(In thousands of reais)

3. Summary of the Principal Accounting Practices (Continued)

h) Current and non-current liabilities

Current and noncurrent liabilities are stated at known or estimated amounts increased by charges as well as monetary and exchange variation through to the date of the quarterly financial information.

i) Income and social contribution taxes

Are computed on a monthly basis at the tax rates in force.

The reconciliation of income and social contribution taxes as well as the deferred income and social contribution taxes on loss carryforwards and timing differences are shown in Note 13.

j) Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries, as shown in Note 7. The consolidated financial statements consider the elimination of investments in proportion to the participation of the controlling companies in shareholders' equity of the subsidiaries and of intercompany account balances and operating results. Minority interest was excluded from shareholders' equity and net income and stated separately in the consolidated balance sheet and statement of income.

The subsidiary Concórdia S.A.– Corretora de Valores Mobiliários Câmbio e Commodities has its assets and liabilities consolidated under the same nomenclature and its operating results of R$1,438 and R$808 at March 31, 2002 and 2001, respectively, consolidated in financial income.

k) Private pension plan for employees

In conformity with CVM Resolution No. 371, the Company, based on an actuarial study, recorded at December 31, 2001 future employees' benefits, as described in Note 19.

(In thousands of reais)

4. Financial Investments and Marketable Securities

	Interest %	Company		Consolidated	
	(annual avg.)	Mar/02	Dec/01	Mar/02	Dec/01
Short-term					
Local currency					
Investment funds	18.16	115,601	156,545	143,715	183,911
Others		3	106	3	106
		115,604	**156,651**	**143,718**	**184,017**
Foreign currency					
Overnight	5.29	-	-	44,960	40,221
Others		-	-	12,077	7,113
		-	**-**	**57,037**	**47,334**
Short-term portion of long-term investments		61,460	60,027	96,314	77,257
Total short-term		**177,064**	**216,678**	**297,069**	**308,608**
Long-term					
Foreign currency					
Brazil Global 09	12.72	-	-	426,948	413,798
Brazil C Bearer Bonds	12.96	-	-	155,449	150,661
National Treasury Notes	10.12	104,548	103,004	104,548	103,004
Global Notes	10.00	-	-	10,807	10,532
		104,548	**103,004**	**697,752**	**677,995**
Local currency					
National Treasury securities	12.00	1,941	6	10,762	10,416
Others		696	696	696	696
		2,637	**702**	**11,458**	**11,112**
Total long-term		**107,185**	**103,706**	**709,210**	**689,107**
Short-term portion of long-term Investments		(61,460)	(60,027)	(96,314)	(77,257)
Long-term portion		**45,725**	**43,679**	**612,896**	**611,850**

The short and long-term investments in foreign currency are linked to the exchange rate variation of the U.S. dollar.

(In thousands of reais)

4. Financial Investments and Marketable Securities (Continued)

The maturity schedule as of March 31, 2002 for long-term investments is as follows:

Maturity	Company Mar/02	Consolidated Mar/02
Short-term portion of long-term investments	61,460	96,314
2003	36,295	40,087
2004	6,793	21,053
2005	-	11,464
2006	-	18,338
2007	-	18,338
2008 onwards	2,637	503,616
	107,185	**709,210**

5. Inventories

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Finished goods and products for resale	151,884	157,574	171,893	184,791
Livestock and poultry	212,713	193,767	285,701	274,115
Raw materials	72,152	67,410	89,960	88,747
Supplies	23,901	24,369	26,419	32,135
Packaging materials	25,493	25,848	29,723	27,174
Stock in transit	14,877	16,741	16,905	19,221
Work in process	30,772	23,034	52,664	30,422
Advances to suppliers	260	1,465	1,359	4,172
Imports in process	221	860	303	860
	532,273	**511,068**	**674,927**	**661,637**

6. Recoverable Taxes

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Federal excise tax – IPI	36,089	31,823	43,538	35,897
Value-added state sales tax – ICMS	10,369	9,401	36,997	34,147
Income and social contribution taxes	10,682	14,522	12,788	16,379
Other	2,098	2,132	2,226	2,183
	59,238	**57,878**	**95,549**	**88,606**
Short-term portion	**34,409**	**33,169**	**67,783**	**60,334**
Long-term portion	**24,829**	**24,709**	**27,766**	**28,272**

(In thousands of reais)

6. Recoverable Taxes (Continued)

IPI

Corresponds to IPI tax credit on packaging and other materials and the special IPI tax credit for reimbursement of PIS and COFINS taxes on exports.

ICMS

The balance to be compensated with taxes of the same nature generated by operations at various plants.

Income and social contribution taxes

Represent income tax withholding on financial investments and income and social contribution tax prepayments via offsetting against federal taxes.

7. Investments

a) Participations

Consolidated direct or indirect subsidiaries and the corresponding shareholdings of the company are as follows:

Sadia International Ltd.	**100.00%**
Sadia Uruguai S.A.	100.00%
Sadia Chile S.A.	60.00%
Sadia Argentina S.A.	100.00%
Sadia Itália S.R.L.	99.99%
Churrascaria Beijing Brazil Ltd.	50.00%
Concórdia Foods Ltd.	50.00%
Concórdia S.A. C.V.M.C.C.	**99.90%**
Granja Rezende S.A.	**100.00%**
Rezende Óleo Ltda.	16.54%
Rezende Marketing e Comunicações Ltda.	100.00%
Concórdia S.A. C.V.M.C.C.	0.10%
Rezende Óleo Ltda.	**83.46%**
BRF Trading S.A.	**50.00%**
EzFood Serviços S.A.	**33.33%**

(In thousands of reais)

7. **Investments** (Continued)

b) Investment breakdown

Subsidiaries	Ownership %	Net equity	Net income for the period	Equity pickup	Investments at Mar/02	Investments at Dec/01
Sadia International Ltd.	100.00%	126,597	11,148	11,332	126,597	115,265
Concórdia S.A. Cor. Val. Mob. Cam. Comm.	99.90%	33,429	963	1,068	33,396	32,327
Granja Rezende S.A.	100.00%	524,108	33,696	33,696	524,108	490,412
Rezende Óleo Ltda.	83.46%	902	501	392	753	-
BRF Trading S.A.	50.00%	100	-	-	50	50
EzFood Serviços S.A.	33.33%	4,746	-	-	1,582	845
Total in subsidiaries				**46,488**	**686,486**	**638,899**
Other investments				-	1,372	1,372
Total investments of the company				**46,488**	**687,858**	**640,271**
Other investments of subsidiaries/affiliates				-	10,114	9,959
Investments not consolidated				(30,568)	(686,485)	(638,899)
Total consolidated investments				**15,920**	**11,487**	**11,331**

c) Equity pickup

Company: - investments, valued by the equity method, generated a net accumulated gain at March 31, 2002 of R$46,488;(operating of R$46,382, gain on the translation of investments in foreign currency of R$184 and nonoperating of R$106).

Consolidated: - investments, valued by the equity method, generated net accumulated gain at March 31, 2002 of R$15,920; (operating of R$15,814, referring to gain on the translation of investments in foreign currency, recorded as operating result and nonoperating of R$106).

d) New investments

The Company has been making new investments with a view to increasing its market share in Brazil as well as exports, among which we highlight:

On April 25, 2001, Sadia disclosed the constitution of a joint venture with Perdigão, called BRF Trading S.A. The company's main business purpose is the development of emergent markets, mainly in the Eastern Europe.

(In thousands of reais)

7. **Investments** (Continued)

d) New investments (Continued)

On May 10, 2001, Sadia disclosed the constitution of another joint venture with Sun Valley Foods (subsidiary of Cargill), called Concórdia Foods Ltd. The company's main business purpose is to expand its product distribution in the United Kingdom.

On May 16, 2001, Sadia disclosed a joint venture with Accor Brasil S.A. and Almart Administração e Participações S.A., called Ezfood Serviços S.A. All the three partners have the same ownership percentage. The company's main business purpose is trading in the wholesale market and the rendering of consulting, assistance, intermediation and integrated logistics services for the distribution of foods to the food service segment.

8. Property, Plant and Equipment

		Company				Consolidated			
	Average	Mar/02			Dec/01	Mar/02			Dec/01
	depreciation %	Cost	Depreciation	Residual value	Residual value	Cost	Depreciation	Residual value	Residual value
Machinery and equipment	15%	592,800	(317,833)	274,967	275,513	741,656	(400,908)	340,748	345,022
Furniture	4%	355,803	(160,683)	195,120	197,708	669,096	(255,760)	413,336	420,418
Installations	10%	148,814	(80,546)	68,268	67,588	157,953	(85,969)	71,984	70,972
Vehicles	27%	21,834	(16,312)	5,522	5,614	23,617	(17,839)	5,778	5,910
Forestation and reforestation	-	11,944	(3,955)	7,989	7,867	13,351	(4,120)	9,231	9,080
Trademarks and patents	10%	1,755	(900)	855	899	1,985	(900)	1,085	1,129
Other	-	-	-	-	-	605	(493)	112	141
Construction in progress	-	14,580	-	14,580	19,331	25,516	-	25,516	33,150
Advances to suppliers	-	2,204	-	2,204	2,941	2,257	-	2,257	3,426
Use rights	-	1,495	-	1,495	1,584	2,180	-	2,180	2,254
		1,151,229	**(580,229)**	**571,000**	**579,045**	**1,638,216**	**(765,989)**	**872,227**	**891,502**

The portion of interest incurred in the financing of modernization projects and expansion of the industrial units was recorded in cost of the respective construction in progress in the amount of R$258 (R$200 in March 2001).

The Company maintains certain assets for sale, mainly related to the discontinued operations of Lapa Alimentos and the Granja Rezende administrative center in addition to other assets considered inadequate for current operations, for their net realizable value.

(In thousands of reais)

8. Property, Plant and Equipment (Continued)

At March 31, 2002, the consolidated book value of these assets (net of accumulated depreciation) was R$45,509 (R$44,669 at December 31, 2001), while the estimated realizable value, reduced by the costs to be incurred on the sale, was R$38,288 (R$33,980 at December 31, 2001). A provision for estimated realizable value of these assets, in the amount of R$7,221 (R$8,200 at December 31, 2001), was reduced by R$979 due to sale of assets in this period.

The amount of R$35,799 (R$33,980 at December 31, 2001) is classified as assets for sale and the remaining assets, in the amount of R$2,489, are leased, remaining classified in property, plant and equipment. Company management has been developing initiatives for the sale of these assets in the short run.

The assets sold during the 1st quarter of 2002, for R$2,760 (R$3,931 at March 31, 2001), generated gain before income and social contribution taxes of R$1,187 (R$3,004 at March 31, 2001), recorded in other nonoperating revenues and expenses in the consolidated statement of income.

9. Deferred Charges

	Amortization	Company				Consolidated			
	rate	Mar/02			Dec/01	Mar/02			Dec/01
		Cost	Amortization	Residual value	Residual value	Cost	Amortization	Residual value	Residual value
Preoperating expenses	20%	215,425	(91,624)	123,801	128,709	225,962	(98,805)	127,157	130,931
Product development	20%	8,524	(5,618)	2,906	2,972	8,524	(5,618)	2,906	2,972
Others	20%	55	(5)	50	71	144	(20)	124	122
		224,004	**(97,247)**	**126,757**	**131,752**	**234,630**	**(104,443)**	**130,187**	**134,025**

10. Loans and Financing – Short-Term

Short-term	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Foreign currency				
Credit lines for the development of foreign trade, with interest rate from 3.11% to 7.88 % p.a., guaranteed by promissory notes or sureties.	-	-	471,706	461,735
Advance on Foreign Exchange Contracts	263	65,954	263	65,954
Others	25,569	24,389	25,569	24,389
	25,832	**90,343**	**497,538**	**552,078**
Local currency				
Rural lines of credit and loans for working capital with interest of 8.75% p.a.	93,105	192,987	113,967	206,627
	93,105	**192,987**	**113,967**	**206,627**
	118,937	**283,330**	**611,505**	**758,705**
Short-term portion of the long-term debt	226,154	164,377	234,419	170,756
Total short-term	**345,091**	**447,707**	**845,924**	**929,461**

At March 31, 2002 the average weighted interest rate for short-term loans was 4.92% (8.42% at December 31, 2001).

(In thousands of reais)

11. Loans and Financing – Long-Term

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Foreign currency				
IFC - (International Finance Corporation) funding in foreign currency for investments payable in installments up to 2008, of which R$ 257,411 is subject to interest at the rate of 8.52%, R$ 54,626 at 9.05% and R$ 15,271 subject to Libor variation for 6-month deposits (2.38% in March 2002) plus annual interest of 2.5%, guaranteed by real estate mortgages.	327,308	332,569	327,308	332,569
Export financing composed by prepayment subject to Libor variation for 6-month deposits (2.38% in March 2002) plus annual interest of 3.57%, guaranteed by promissory notes or sureties.	213,324	187,534	213,324	187,534
BNDES - (National Bank for Economic and Social Development) FINEM subject to weighted average exchange variation of currencies traded by BNDES - UMBNDES and fixed interest rate of 3.5%, guaranteed by a mortgage bond and real estate mortgage.	63,969	66,109	63,969	66,109
Others	24,043	26,215	31,359	33,222
	628,644	**612,427**	**635,960**	**619,434**
Local currency				
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2002 to 2008, *composed as follows: FINAME in the amount of* R$ 12,986 subject to Long-Term Interest Rate -TJLP (10.0% p.a. in March 2002) and annual interest of 3.03% p.a., FINAME-EXIM in the amount of R$ 351,084 subject to TJLP (10.0% p.a. in March 2002) and interest of 1.29% p.a. and FINEM in the amount of R$ 89,598 subject to TJLP (10.0% p.a. in March 2002) and interest of 3.49% p.a., guaranteed by mortgage bond and real estate mortgage.	444,200	346,568	453,668	356,215
PESA – Special Aid for Agribusiness payable in installments from 2002 to 2020, subject to IGPM variation and annual interest of 9.76% p.a., guaranteed by sureties.	14,833	-	82,388	84,546
Others	3,634	328	3,634	328
	462,667	**346,896**	**539,690**	**441,089**
	1,091,311	**959,323**	**1,175,650**	**1,060,523**
Short-term portion of long-term debt	(226,154)	(164,377)	(234,419)	(170,756)
Total long-term portion	**865,157**	**794,946**	**941,231**	**889,767**

Loans and financing in foreign currency are indexed to the U.S. dollar and the Monetary Unit of BNDES (UMBNDES).

(In thousands of reais)

11. Loans and Financing – Long-Term (Continued)

The payment schedule of noncurrent portions at March 31, 2002 is as follows:

	Company	Consolidated
Maturity	Mar/02	Mar/02
Short-term portion of long-term debt	226,154	234,419
2003	341,051	342,305
2004	143,871	146,377
2005	131,156	138,468
2006	110,836	112,139
2007	64,336	64,336
2008 onwards	73,907	137,606
	1,091,311	**1,175,650**

The IFC funding involves certain restrictive covenants for distribution of dividends additional to minimum compulsory dividends, and advanced maturity when obligations, such as certain consolidated financial ratios are not maintained. At March 31, 2002, the Company did not meet the obligation in connection with consolidated long-term indebtedness ratio. However, definitive alteration of this loan agreement clause is in the final phase of negotiation, as such, the debt was maintained in the long-term portion according to its original nature.

12. Provision for Contingencies

The Company and its subsidiaries have several processes of labor, civil and tax nature in progress, resulting from its normal business activities.

The respective provisions for contingencies were constituted based on the evaluation of legal counsel for processes with probable loss possibility. When necessary, judicial deposits were made.

Fiscal and corporate books of the Company are subject to the inspection of the tax authorities for variable prescriptive periods, according to applicable legislation.

Company management believes that the provision for contingencies shown below is sufficient to cover any adventitious losses.

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Tax litigation	21,038	17,286	31,418	27,642
Civil litigation	9,409	9,409	15,851	15,851
Labor claims	13,179	13,179	13,294	13,296
	43,626	**39,874**	**60,563**	**56,789**

(In thousands of reais)

12. Provision for Contingencies (Continued)

Tax litigation

In the federal sphere, the main disputes focus on contestations of the calculation basis of the social contribution tax related to monetary variations of obligations in foreign currency for the period July to November 1994.

In the state sphere, the majority of disputes refer to the contestation of ICMS taxation.

In May 2001, in the First Section Plenary Session the Superior Court of Justice – STJ decided the Semiannual PIS tax question in favor of the taxpayers. The Company claims the amount of R$ 84,690 and, while awaiting the STJ decision, had adopted the procedure to pay monthly 10% of the PIS due and to constitute a contingency provision for the remainder, amounting to R$59,517, which was reversed in 2001.

The remaining credit of R$7,965 as of March 31, 2002 (R$12,017 at December 31, 2001) will be compensated against other federal taxes payable.

Civil litigation

Represents principally rescissions of partnership contracts with certain integrated producers and suits for losses and damages, including moral, arising from work-related accidents and consumer relations. With respect to Granja Rezende, the civil suits are related to issues arising in the poultry genetics area.

Labor claims

Labor claims are due principally to the corporate and structural reorganization process occurred over the last years, which resulted in personnel reduction and an increased turnover rate in the sector, mainly involving payment of overtime as well as health and risk exposure additional. Labor claims are not individually significant.

(In thousands of reais)

13. Income and Social Contribution Taxes

Income and social contribution taxes were calculated at the rate of 34%, as follows:

a) Reconciliation of income and social contribution tax expenses

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Income before income tax and employees profit participation	14,921	269,136	31,979	259,869
Employees profit participation	-	(8,622)	-	(9,926)
Interest on shareholders' equity	-	(80,205)	-	(80,205)
Income before income (IRPJ) and social contribution (CSLL) taxes	**14,921**	**180,309**	**31,979**	**169,738**
IRPJ and CSLL at nominal rates	**(5,073)**	**(61,305)**	**(10,873)**	**(57,711)**
Adjustment to calculate the effective rates				
Permanent differences				
Equity pickup	15,337	42,896	5,377	3,601
Interest on shareholders' equity of subsidiary	-	-	-	976
Others	2,751	2,453	1,421	4,447
Income and social contribution tax loss carryforwards				
Income tax loss of the Company		(1,444)		(1,444)
Social contribution tax loss of the Company		(2,027)		(2,027)
Reversal of the provision for realizable value of IR/CS of Granja Rezende	-	-	-	26,070
Provision for income and social contribution tax on foreign profits	-	(38,480)	-	(21,687)
Income and social contribution taxes at effective rates	**13,015**	**(57,907)**	**(4,075)**	**(47,775)**

b) Composition of the balance of deferred income and social contribution taxes

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Assets:				
Deferred income tax:				
Provision for contingencies	15,104	13,830	19,925	18,635
Provision for employees profit sharing	5,086	5,100	5,359	5,292
Loss carryforwards	47,797	35,700	54,185	58,628
Summer Plan depreciation	6,504	6,690	6,504	6,690
Others	4,051	4,207	4,051	4,379
Total deferred tax credits	**78,542**	**65,527**	**90,024**	**93,624**
Liabilities:				
Deferred income tax:				
Depreciation – rural activity	7,112	6,835	7,112	6,835
Accelerated depreciation	34	311	34	311
	7,146	**7,146**	**7,146**	**7,146**
Total deferred tax liabilities	**71,396**	**58,381**	**82,878**	**86,478**
Short-term portion, net	**19,340**	**19,463**	**25,547**	**42,755**
Long-term portion, net	**52,056**	**38,918**	**57,331**	**43,723**

(In thousands of reais)

14. Shareholders' Equity

a) Statement of shareholders' equity

	Capital	Income reserves: Legal reserve	Income reserves: Reserve for expansion	Income reserves: Reserve for research and development	Treasury shares	Retained earnings	Net income for the period	Total shareholders' equity
Balance at December 31, 2001	700,000	21,116	241,396	46,442	(198)	112,843	-	1,121,599
Net income – 1st quarter 2002	-	-	-	-	-	-	27,936	27,936
Balance at March 31, 2002	700,000	21,116	241,396	46,442	(198)	112,843	27,936	1,149,535

b) Capital

Subscribed and paid-in capital consisted of the following shares without par value:

	03/31/2002	12/312001
Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Preferred shares in treasury	(304,288)	(304,288)
Outstanding shares	682,695,712	682,695,712

c) Treasury shares

The Company holds in treasury 304 lots of 1,000 preferred shares each with the objective of future sale and/or cancellation.

d) Market value

The market value as of March 31, 2002 is R$1,290.00 per 1,000-share lot (R$1,250.00 as of December 31, 2001) and the net equity on that same date is R$1,683.82 per 1,000-share lot (R$1,642.90 as of December 31, 2001).

(In thousands of reais)

14. **Shareholders' Equity** (Continued)

e) Shareholding structure

- Shareholders with more than 5% of shares with voting rights, including individuals, at March 31, 2002:

Shareholders	Common	%	Preferred	%	Total	%
Fundação Attílio F. X. Fontana	24,998,558	9.73%	13,457,000	3.16%	38,455,558	5.63%
Osório Henrique Furlan	14,378,172	5.59%	235,127	0.06%	14,613,299	2.14%
Sunflower Participações S.A	32,018,789	12.46%	-	0.00%	32,018,789	4.69%
Bradesco Previdência e Seguros S.A.	18,191,148	7.08%	17,152,261	4.03%	35,343,409	5.17%
Treasury shares	-	0.00%	304,288	0.07%	304,288	0.04%
Others	167,413,333	65.14%	394,851,324	92.68%	562,264,657	82.33%
Total	**257,000,000**	**100.00%**	**426,000,000**	**100.00%**	**683,000,000**	**100.00%**

- Shareholding structure of Sunflower Participações S.A. as of March 31, 2002:

Shareholders	Common	%
Maria Aparecida Cunha Fontana	14,084,143	43.99%
Attilio Fontana Neto	5,716,562	17.85%
Walter Fontana Filho	6,739,660	21.05%
Vania Cunha Fontana	5,478,424	17.11%
TOTAL	**32,018,789**	**100.00%**

- Shares held by majority shareholders, officers, board of directors and audit committee members as of March 31, 2002:

	Common	%	Preferred	%	Total	%
Majority shareholders	169,877,113	66.10%	52,973,670	12.44%	222,850,783	32.63%
Board of directors	8,704,831	3.39%	3,732,803	0.88%	12,437,634	1.82%
Officers	13,668	0.01%	327,993	0.08%	341,661	0.05%
Audit Committee	11,859	0.00%	301,913	0.07%	313,772	0.05%
Total	**178,607,471**	**69.50%**	**57,336,379**	**13.47%**	**235,943,850**	**34.55%**

- Outstanding shares as of March 31, 2002:

	Common	%	Preferred	%	Total	%
Outstanding shares	87,122,887	33.90%	373,026,330	87.56%	460,149,217	67.37%
Total	**257,000,000**	**100.00%**	**426,000,000**	**100.00%**	**683,000,000**	**100.00%**

(In thousands of reais)

15. Financial Income (Expenses)

	Company		Consolidated	
	Mar/02	Mar/01	Mar/02	Mar/01
Financial expenses:				
Interest	(18,962)	(25,316)	(33,145)	(36,446)
Monetary variation	(3,544)	(51)	(3,068)	(1,318)
Exchange variation	(7,498)	(94,217)	(44,735)	(95,009)
Others	(8,772)	(9,362)	(12,354)	(11,684)
	(38,776)	**(128,946)**	**(93,302)**	**(144,457)**
Financial income:				
Interest	9,676	8,725	28,171	28,433
Monetary variation	217	1,937	12,077	2,076
Exchange variation	4,810	30,586	8,866	30,985
Others	1,362	9,080	6,006	11,659
	16,065	**50,328**	**55,120**	**73,153**
	(22,711)	**(78,618)**	**(38,182)**	**(71,304)**

16. Financial Instruments

a) Risk management

The Company has a financial committee which is responsible for defining strategies, determination of position limits and exposure to exchange variation resulting from international operations and borrowings in foreign currency. As such, the Company maintains financial investments denominate in U.S. dollars as hedge against the effects of exchange variation on borrowings also denominated in U.S. dollars.

Further, to minimize the effects of exchange variation, the Company has derivative instruments and swap of rate transactions (U.S. dollar x CDI rate), in addition to accounts receivable in U.S. dollars in connection with exports, which also mitigate its exposure to exchange devaluation as a "natural hedge".

Exposure to exchange devaluation	Consolidated	
	Mar/02	Dec/01
Cash and short-term investments	758,311	736,763
Trade accounts receivable	185,182	186,915
Derivatives in U.S. dollars – rate swap	159,137	153,025
Trade accounts payable	(31,628)	(35,692)
Loans and financing	(1,133,498)	(1,171,512)
	(62,496)	**(130,501)**

(In thousands of reais)

16. **Financial Instruments** (Continued)

b) Estimated market value

Financial assets and liabilities are presented in the balance sheet at cost plus accrued income or charges. These amounts approximate the corresponding fair market value.

Consolidated nominal value of outstanding rate swap contracts as of March 31, 2002 is R$147,188 (R$185,462 at December 31, 2001). The market value of derivative contracts as of March 31, 2002 (as well as at December 31, 2001), estimated based on price quotations for similar contracts, approximate the corresponding book value.

Differences in amounts receivable or payable in connection with these contracts are included in the balance sheet in other receivables account, R$12,077 at March 31, 2002 (R$7,113 at December 31, 2001), and R$25,569 in other payables at March 31, 2002, as well as in the statement of income in other financial income (expenses) (R$ 24,389 at December 31, 2001).

The comparison between estimated market value and book value of financial instruments is set out below:

	Consolidated			
	Mar/02		Dec/01	
	Book value	Market value	Book value	Market value
Cash	43,019	43,019	45,930	45,930
Short-term investments – Local currency	155,176	155,176	195,129	195,129
Short-term investments – Foreign currency	754,789	733,713	725,329	723,490
Trade accounts receivable	349,812	349,812	395,530	395,530
Loans and financing	1,787,155	1,787,155	1,819,228	1,819,228
Trade accounts payable	194,763	194,763	175,752	175,752

c) Credit risk

The Company is exposed to credit risk in relation to its financial investments and derivative instruments. The Company limits the risk in connection with these financial instruments placing them with solid financial institutions. The Company does not require guarantee for these financial instruments.

The concentration of credit risk in relation to accounts receivable is minimized due to the significant number of customers. As a rule, the Company does not require guarantee for accounts receivable. An allowance for doubtful accounts was set up based on losses on receivables expected by management.

Expenses with doubtful credits total R$2,708 at March 31, 2002 (R$5,774 at March 31, 2001).

(In thousands of reais)

16. Financial Instruments (Continued)

d) Financial indebtedness

Financial indebtedness comprises financial assets (cash, banks and financial investments) and financial liabilities (loans), of which the composition as of March 31, 2002 is as follows:

	Consolidated					
	Mar/02			Dec/01		
	Assets	Liabilities	Net debt	Assets	Liabilities	Net debt
Short-term						
Local currency	183,215	235,183	(51,968)	218,513	301,270	(82,757)
Foreign currency	156,873	610,741	(453,868)	136,025	628,191	(492,166)
	340,088	**845,924**	**(505,836)**	**354,538**	**929,461**	**(574,923)**
Long-term						
Local currency	11,458	418,474	(407,016)	11,112	346,446	(335,334)
Foreign currency	601,438	522,757	78,681	600,738	543,321	57,417
	612,896	**941,231**	**(328,335)**	**611,850**	**889,767**	**(277,917)**
	952,984	**1,787,155**	**(834,171)**	**966,388**	**1,819,228**	**(852,840)**

17. Insurance

The Company and its subsidiaries have the policy of maintaining insurance coverage at adequate levels for the risks involved. Due to the characteristics of its installations located in multiple locations, management contracts insurance under the concept of maximum possible loss in one event, which covers fire, civil responsibility and miscellaneous risks (storm, lightning and flood). In addition, the Company has insurance for transportation of goods, personal injuries and vehicles.

18. Balances of Transactions with Related Parties

Transactions with related parties are made at normal market prices and conditions similar to those with unrelated parties. Intercompany balances presented in the balance sheet as of March 31, 2002 are set out below compared with the corresponding balances as of December 31, 2001, together with intercompany balances presented in the statement of income as of March 31, 2002 compared with the corresponding balances as of March 31, 2001:

	BALANCE SHEET ACCOUNTS							
Company	**Current assets**		**Noncurrent assets**		**Current liabilities**		**Noncurrent liabilities**	
	Mar/02	**Dec/01**	**Mar/02**	**Dec/01**	**Mar/02**	**Dec/01**	**Mar/02**	**Dec/01**
Sadia International Ltd.	197,866	194,344	-	-	(14,746)	(17,795)	(7,636)	(16,705)
Sadia Argentina S.A.	6,828	12,682	-	-	(231)	(2)	-	-
Sadia Uruguai S.A.	276	488	-	-	-	-	-	-
Sadia Chile S.A.	701	814	-	-	(14)	(48)	-	-
Concórdia C.V.M.C.C.	2,438	2,438	-	-	-	-	-	-
BRF Trading S.A.	-	-	543	-	-	-	-	-
Granja Rezende S.A.	32,461	20,046	-	200	(164,844)	(91,892)	-	-
	240,570	**230,812**	**543**	**200**	**(179,835)**	**(109,737)**	**(7,636)**	**(16,705)**

(In thousands of reais)

18. Balances of Transactions with Related Parties (Continued)

STATEMENT OF INCOME

Company	Purchase		Sale		Financial	
	Mar/02	Mar/01	Mar/02	Mar/01	Mar/02	Mar/01
Sadia International Ltd.	-	(147)	258,502	225,106	6,433	(12,659)
Sadia Argentina S.A.	-	-	724	10,255	-	-
Sadia Uruguai S.A.	-	-	693	681	-	-
Sadia Chile S.A.	-	-	1,961	1,625	-	-
Granja Rezende S.A.	(201,903)	(13,394)	16,251	4,143	-	-
	(201,903)	**(13,541)**	**278,131**	**241,810**	**6,433**	**(12,659)**

19. Private Pension Plan

The Company and the subsidiary Concórdia Corretora de Valores Mobiliários are the sponsors of the supplementary pension plan for defined benefits offered to employees and managed by the Attilio Francisco Xavier Fontana Foundation.

The pension supplementation benefit is defined as being the difference between (i) Benefit wage (updated average of the last 12 salaries, limited to 80% of the last salary) and (ii) the amount of pension paid by the National Institute of Social Security. Benefit updating is on the same base date and based on the indices applicable to the preponderant activity of the Company, discounting actual gains.

Besides the pension plan the Company offers the following further benefits:

- Payment of the penalty in connection with Government Severance Indemnity Fund for Employees on employee retirement;
- Payment of bonus for length of service;
- Payment of indemnification on dismissal; and
- Payment of indemnification on retirement.

The actuarial system is that of capitalization for supplementary retirement and pension income and simple apportionment of other benefits.

The sponsoring companies' contribution is made on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries.

Company and consolidated contributions totaled at March 31, 2002 and 2001, R$347 and R$355, and R$384 and R$360, respectively.

According to the Foundation's bylaws, the sponsoring companies are jointly liable for the obligations contracted by the Foundation with its participants and dependents.

(In thousands of reais)

19. **Private Pension Plan** (Continued)

Complying with Resolution No.371, at December 31, 2001 the Company recognized adjustment to actuarial liabilities resulting from benefits to which employees will be entitled for length of service. The actuarial study made by independent actuary for base date December 31, 2001 arrived at net actuarial assets of R$51,084 which were recorded by the Company in shareholders' equity.

On March 31, 2002, there were 29,147 participants (28,310 in December 2001), of which 26,054 are active participants (25,991 in December 2001).

At December 31, 2001, reconciliation of actuarial assets and liabilities recognized in the balance sheet is as follows:

Private Pension Plan	
Present value of actuarial liabilities	(446,175)
Fair value of plan assets	497,259
Covered liabilities	51,084
Net actuarial assets to be recognized in the balance sheet	51,084

The actuarial amounts to be recognized in the 2002 statement of income are as follows:

Expenses to be recognized in 2002	**Total**
Gross cost of current services	21,601
Contributions of participants	(4,849)
Net cost of current services	16,752
Interest on actuarial liabilities	49,209
Expected yield of plan assets	(55,579)
Total expenses	10,382

The main actuarial assumptions as of December for 31, 2001 are:

Economic assumptions	**Total**
Discount rate at December 31	6% p.a.
Return on investments	6% p.a.
Salary increase	2%p.a.
Updating of pension plan and INSS benefits	-
Inflation	5% p.a.

(In thousands of reais)

20. Additional Information

The statements of cash flow and value-added are presented as additional information to the financial statements for the period.

a) Statement of Cash Flow

The statement of cash flow was prepared based on accounting records following the instructions of IBRACON NPC 20.

	Company		Consolidated	
	Mar/02	Dec/01	Mar/02	Dec/01
Net income	**27,936**	**202,607**	**27,936**	**202,607**
Adjustment to reconcile net income to cash generate by operating activities:				
Variation in minority interest			(32)	439
Provisioned interest, net of interest paid	9,657	211,080	(21,437)	226,799
Depreciation, amortization and depletion	25,718	96,649	30,265	114,652
Equity pickup	(46,488)	(126,748)	(15,920)	(11,174)
Deferred taxes	(13,015)	18,712	3,600	8,880
Contingencies	3,752	(52,189)	3,774	(48,964)
Permanent asset disposals	(484)	5,668	(1,187)	325
Variation in operating assets and liabilities:				
Trade notes receivable	44,982	(212,781)	47,661	(62,231)
Inventories	(21,205)	(51,462)	(13,290)	(131,740)
Recoverable taxes, prepaid expenses and others	2,876	86,405	15,690	(14,374)
Judicial deposits	(174)	8,022	(122)	7,254
Trade accounts payable	87,824	90,995	19,011	17,559
Advances from customers	(2,226)	(79,679)	(948)	-
Taxes payable, salaries payable and others	(33,377)	18,140	(33,187)	44,527
Net cash generated by operating activities	**85,776**	**215,419**	**61,814**	**354,559**
Investment activities:				
Funds from sale of permanent assets	1,853	48,839	2,760	67,059
Purchase of permanent assets	(13,093)	(95,704)	(14,804)	(110,500)
Short-term investments	(118,411)	(703,641)	(123,281)	(3,637,116)
Investment redemption	152,968	653,510	154,846	3,767,523
Net cash from investment activities	**23,317**	**(96,996)**	**19,521**	**86,966**
Loans:				
Loans received	221,896	698,557	470,993	1,230,977
Loans paid	(270,359)	(753,444)	(502,701)	(1,598,037)
Dividends paid	(52,538)	(52,572)	(52,538)	(52,572)
Net cash from loans	**(101,001)**	**(107,459)**	**(84,246)**	**(419,632)**
Cash at beginning of period	**28,628**	**17,664**	**45,930**	**24,037**
Cash at end of period	**36,720**	**28,628**	**43,019**	**45,930**
Increase (decrease) in cash	**8,092**	**10,964**	**(2,911)**	**21,893**

(In thousands of reais)

20. Additional Information

b) Statement of Consolidated Value-Added

The statement of value-added presents generation and distribution of revenues presented in the statement of income for the periods. Said statement was basically divided into human resources, capital from third parties, government and shareholders.

The statement of value-added was prepared based on the template proposed by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

	Consolidated	
	January to March	
	2002	2001
Revenues	**1,033,186**	**910,075**
- Revenue from operations	**964,413**	**827,729**
. Sale of products, merchandise and services	964,413	827,729
- Capital from third parties	**68,773**	**82,346**
. Other operating results	(4,082)	(1,520)
. Financial income	55,120	73,153
. Equity pickup	15,920	6,972
. Other nonoperating results	1,815	3,741
Raw materials from third parties	(474,400)	(380,140)
Services rendered by third parties	(195,898)	(167,408)
Value-added to be distributed	**362,888**	**362,527**
Distribution of value-added	**362,888**	**362,527**
- Human resources	**114,605**	**107,313**
- Interest on third party capital	**87,606**	**140,720**
- Government	**98,012**	**77,240**
. ICMS	68,373	61,365
. PIS/COFINS	19,470	20,708
. Income and social contribution taxes	4,075	(9,046)
. CPMF and other	6,094	4,213
- Shareholders (Dividends)	-	-
- Retention	**62,665**	**37,254**
. Depreciation/Amortization/Depletion	30,265	27,700
. Retained earnings	27,904	8,769
. Others	4,496	785

21. Subsequent Events

a) Argentina

Company management is currently evaluating whether to discontinue the activities of its subsidiary in Argentina.

b) Capital decrease of the subsidiary Granja Rezende S.A.

On April 25, 2002, the General Shareholders' Meeting of Granja Rezende approved capital decrease by R$130,000, resulting exclusively from the decrease in the participation of Sadia to settle part of its debt.

Board of Directors

Luiz Fernando Furlan	Chairman
Romano Ancelmo Fontana Filho	Member
Attílio Fontana Neto	Member
Ottoni Romano Fontana Filho	Member
Sérgio Fontana dos Reis	Member
Marise Pereira Fontana Cipriani	Member
Karlos Heinz Rischbieter	Member
Gianni Grisendi	Member
Moisés Pinsky	Member
Alcides Lopes Tapias	Member
Vicente Falconi Campos	Member

Officers

Walter Fontana Filho	Chief Executive Officer
Eduardo Fontana D'Ávila	Industrial Director
Gilberto Tomazoni	Marketing and Sales Director
Luiz Gonzaga Murat Júnior	Director of Administration and Finance and Relations with Investors
Flávio Riffel Schmidt	Information Technology Director
Alfredo Felipe da Luz Sobrinho	Director of Institutional and Legal Relations
Adilson Serrano Silva	Human Resources Director
Antonio Paulo Lazzaretti	Development of Processes and Products Director
Artêmio Fronza	Director of Production of Poultry Agribusiness
Flávio Luís Fávero	Director of Production of Industrialized Products
Guilhermo Henderson Larrobla	International Sales Director – Middle East
Juan Carlos Casas Serra	Director of Production of Pork
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Director of Production of Poultry
Valmor Savoldi	Supplies Director

Cláudio Lemos Pinheiro	Jairo Aldir Wurlitzer	Auluz Prestes
Controller's Department Manager	Accounting Manager	Accountant
	CRC/SC 13.937	CRC/SP 213.771